SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INSILICON CORPORATION
(Name of Subject Company (Issuer))

INSILICON CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45769H108
(CUSIP Number of Common Stock)

JOSEPH E. HUSTEIN
SECRETARY AND GENERAL COUNSEL
INSILICON CORPORATION
411 EAST PLUMERIA DRIVE
SAN JOSE, CALIFORNIA 95134
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPY TO:

KEITH A. FLAUM
COOLEY GODWARD LLP
3000 EL CAMINO REAL
FIVE PALO ALTO SQUARE
PALO ALTO, CALIFORNIA 94306
(650) 843-5141

☒ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

Preliminary communications filed as part of this Schedule and incorporated herein by reference:

1.    inSilicon Corporation’s Current Report on Form 8-K filed on July 24, 2002

inSilicon Corporation (“inSilicon”) security holders and any potential investors in inSilicon are advised to carefully read the tender offer statement on Schedule TO, the solicitation/recommendation statement on Scheduled 14D-9 and any other documents inSilicon or Synopsys, Inc. files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by inSilicon at the SEC’s website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Joseph Hustein, at (408) 894-1900 at inSilicon.